Bill Johnston
Senior Vice President & Controller
1801 California Street, Suite 320
Denver, Colorado 80202

May 2, 2008

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Qwest Communications International Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-15577	Qwest Corporation Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-03040

Dear Mr. Spirgel:

On behalf of Qwest Communications International Inc. (“QCII”) and Qwest Corporation (“QC”), I am responding to the comments contained in your letter, dated April 16, 2008, relating to our previous letter dated April 9, 2008. Following some introductory remarks, your comments are set forth in bolded, italicized text below, and our responses are set forth in plain text beneath each comment.

Based on the nature of your additional comments, I felt it would be appropriate to give you some additional background of our reasons for changing our Statement of Operations presentation. Although we did re-examine all of the cost components of our previous Statement of Operations presentation, our review was more holistic as opposed to just determining whether to reclassify specific items between existing classifications. Our goal was to fundamentally re-examine our presentation in light of the way we operate internally and how our financial information is reviewed and analyzed externally. We limited ourselves to functional income statement captions, as required by the Securities and Exchange Commission’s (“SEC”) regulation S-X, while incorporating rule 4-01(a) “…use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto.” As a result of that review, we developed a new Statement of Operations format that we feel complies with Generally Accepted Accounting Principles and SEC requirements while providing readers with more relevant information.

Companies in our industry are typically organized around “build and maintain” organizations and “sales” organizations. Our build and maintain organization, which builds and manages the telecommunications network we use to provide services, is referred to as our network organization. Our network transmits voice and data seamlessly locally, nationally and internationally. The primary cost components of this organization are employee related cost—which varies, but generally not proportionately with sales—and the facilities cost that we pay to other telecommunications carriers. We believe that these costs are best reflected as cost of sales in a functional income statement presentation.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

May 2, 2008

Our sales organizations are focused on certain distinct customer groups. Mass Markets serves consumer and small business customers that are typically smaller in size and are served by a large sales force of inward and outward sales associates by telephone, in person or over the internet. Business Markets serves enterprise and government customers that typically have more complex telecommunications needs and are served by a large sales force that calls on individual customers. Wholesale Markets serves competitive local exchange carrier and interexchange carrier customers with a smaller sales force. We believe that the direct costs of our sales organizations are best presented as selling costs in a functional income statement presentation.

In addition to the network and sales costs that are managed by those organizations, we incur expenditures that support the network and sales organizations, but are best managed and coordinated centrally. Although we could try to allocate some of these costs to the network and sales organizations (and therefore the cost of sales and selling captions in the income statement), we do not believe that is the best way to present these costs. Allocating these costs would not provide readers of our financial statements with more meaningful information or better visibility into their underlying trends. For instance, by grouping non-income tax costs together, readers are better able to see how we are controlling these costs, which are not required to generate a service.

We acknowledge that this structure is different than the typical manufacturing model that is concerned with the creation of physical inventory that is sold to customers. Importantly though, and because of this difference, we do not report internally or externally information on gross margin metrics. While discussions of cost of sales, selling and general, administrative and other operating expenses give additional insight into our cost structure, we and the analysts who track Qwest focus on EBITDA, which is revenue less cost of sales, selling and general, administrative and other operating expenses. EBITDA is the measure that is most widely utilized for assessing the health of a company that provides a capital-intensive service. We internally manage to our business units’ operating margin, which includes primarily our cost of sales and sales expense.

We believe the real benefit of our new format is that it allows us to better identify and report on the significant trends affecting our business. This, in turn, provides the readers of our financial statements a better understanding of the key cost centers in our business and how we manage controllable costs. The cost of sales line helps readers understand our controllable network costs and the sales expenses line does the same for our controllable sales costs.

The additional cost details and our disclosures in our Management’s Discussion and Analysis section also help readers better understand the types of costs within these captions. An example of this is our breakout of employee related costs. The largest percentage of our cash operating costs is employee related, which our analysts consider to be an important metric; this is one reason we considered presenting a natural income statement. We discarded this idea because, although acceptable under IFRS rules, we do not believe presenting a natural income statement format is acceptable under current SEC rules. We believe our new definitions provide better insight by separately categorizing the costs of employees that perform network operations from employees that perform sales or general and administrative functions.

We feel the disclosures of the components of our Statement of Operations line items coupled with the functional breakouts provided in our Management’s Discussion and Analysis in our 8-K filing and future 10-Q and 10-K filings provide the readers of our financial statements with an excellent roadmap to analyze our business operations.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

May 2, 2008

As mentioned above we considered the requirements of SEC Regulation S-X, specifically Regulation 210.5-03, in determining our new Statement of Operations format. The sections of this regulation that address cost of sales and selling, general, and administrative expenses state simply:

(2) Costs and Expenses Applicable to Sales and Revenues. State separately the amount of: (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.

(4) Selling, General and Administrative Expenses.

The regulation does not provide robust definitions of cost of sales or selling, general and administrative expenses although, we believe that our new classifications for our operating expenses are not inconsistent with the rule presented above and its purpose to provide readers of financial statements with relevant information about the operations of companies.

Our responses to your specific comments follow.

Comment 1: Please tell us the nature of the real estate costs that were transferred from costs of sales to general, administrative and other operating expenses and why you believe a reclassification was appropriate.

Response: As discussed above, our general, administrative and other operating expense line is intended to give the reader of our financial statements insight into costs that are not directly incurred to provide or sell our services. Our real estate related costs, which are centrally managed, include all of the costs of managing and operating our facilities (office and sales buildings, hosting centers, central offices, etc.), as well as the fleet of vehicles used in our business by all of our organizations. We incur these expenses in order to deploy assets and service where we have the most need, while at the same time ensuring that we achieve the lowest possible cost structure. A significant portion of our real estate costs support our sales, network and administrative functions in a manner that would create the need to make arbitrary allocations in order to assign these costs to different financial statement line items. We believe these costs are similar to other general operating costs (such as accounting and finance functions) that we incur and manage centrally to support our business. We do not believe that allocating such expenditures between two or more financial statement line items provides the financial statement reader with the relevant insight into the nature of those specific underlying costs. By grouping these costs together, our new classification gives readers of our financial statements a better understanding of significant trends and will be more consistent with how we incur, manage and control these costs.

Comment 2: Please tell us why you believe it was appropriate to classify USF charges to general, administrative and other expenses instead of cost of sales. We note the following:

•	the USF charges are based on a percentage of revenues from VoIP, interstate and international end-user communications;

•	it appears that you recover some or all of the USF charges from your customers and such amounts are recognized in revenues; and

•	the USF charges are directly attributed to the generation of your revenues

Response: Universal service fees (“USF”) are subsidy payments that are allocated by regulators to all telecommunications providers. This allocation can, but may not be, based on total industry revenues for certain services. For instance, the federal USF (which represents the greatest percentage of these fees) that we are required to pay is allocated among industry players based on proportionate revenues, but in certain states these fees are based on other measures. However, the Federal Communications

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

May 2, 2008

Commission (“FCC”) is currently considering a new method of allocation for federal USF that is based on phone numbers rather than revenues. Even under the FCC’s current approach, if the revenues of the industry as a whole increase, we could be allocated less subsidy in certain periods even if our revenues increase. We are allowed to recover this extra cost by billing our customers a USF surcharge on a separate line of their bill. Even though it may appear that these costs are directly generated by incremental sales due to our method of charging some customers a surcharge for this cost, this is not the case. As discussed above, we believe USF is a general operating cost that is incurred in support of our telecommunications operations and under our presentation methodology should be shown as general, administrative and other operating expense.

In addition, we do not believe that a charge that varies directly with revenue must necessarily be classified as cost of sales. There are several examples of costs that are based on a percentage of revenues, are recovered in revenues, and are directly attributed to the generation of revenues that are not included in cost of sales. Two examples of these are: sales commissions and billing expenses (postage, handling, etc.). Yet these costs are either explicitly required to be excluded from cost of sales (selling expenses, of which sales commissions is a part, is included in Selling, general, and administrative in Regulation 210.5-03) or, by practice, are almost universally excluded from cost of sales (billing). These costs generally vary directly with revenues, but are not necessary to the provision of services.

Comment 3: Please tell us if you have reclassified taxes and surcharges (including sales, use, value added and excise taxes) from cost of sales to general, administrative and other expenses. If so, tell us why you believe a reclassification was appropriate. We note that these taxes and surcharges are recognized in revenues. Refer to your basis in the accounting literature.

Response: As a general principle, we recover all of our costs through revenues as long as we are making profits. We presume that this question has arisen because taxes can be, but are not always, included as a separate line item on a customer’s bill (similar to USF that we discussed above). This is not always the case though. Certain jurisdictions do not allow us to show tax recoveries separately on the bill to customer. Also, as we responded to Comment #2, we do not believe that a charge being based on a revenue calculation is, or should be, the only determinant of the expense classification of the cost.

We account for our sales, gross receipts and excise taxes by applying the principles in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent to the reporting requirements of EITF 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). We record gross revenues and expenses when we are the principal to the tax transaction, and we record only payables and receivables when we are merely a collection agent for the taxing authority. On a gross basis we pay approximately $700 million a year in taxes, however in 2007 and 2006, we recorded $334 million and $303 million, respectively, in expense for these taxes. In 2007 and 2006, approximately 66% and 71%, respectively, of these taxes were property based with the remainder being gross receipt and excise tax related.

Our re-examination of our Statement of Operations presentation did result in $7 million of taxes and surcharges previously shown as cost of sales to now be shown as general, administrative and other operating expense. As discussed above, we believe that it is more understandable to the readers of our financial statements if we show all of our taxes and subsidy costs together rather than being spread

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

May 2, 2008

into several line items since they are indirect costs of the business. Also, our new presentation better matches the way we incur and manage this cost and identify related trends.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the SEC from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I hope that this response satisfactorily answers your questions. If you have additional questions or need further explanation, please call me at 303-992-2996.

Sincerely,

/s/Bill Johnston
Bill Johnston

cc:

K. Dane Brooksher, Chair—QCII Audit Committee

Jim Bickell, Engagement Partner—KPMG